September 10, 2025

Barbara Sher
Chief Executive Officer
Greenlane Holdings, Inc.
1095 Broken Sound Parkway, Suite 100
Boca Raton, FL 33487

       Re: Greenlane Holdings, Inc.
           Registration Statement on Form S-3
           Filed September 5, 2025
           File No. 333-290085
Dear Barbara Sher:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Arthur Marcus